UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 10)*

HERBALIFE LTD.

(Name of Issuer)

Common Shares, par value $0.002 per share

(Title of Class of Securities)

G4412G 10 1

(CUSIP Number)

Kevin J. Curley

c/o J.H. Whitney & Co.

130 Main Street

New Canaan, Connecticut 06840

(203) 716-6100

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

With a copy to:

Paul T. Schnell, Esq.

Neil P. Stronski, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

(212) 735-3000

May 3, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(c), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G4412G 10 1		Page 2 of 7 Pages
1		Name of Reporting Persons Whitney V, L.P. I.R.S. Identification Nos. of above persons (entities only)
2		Check The Appropriate Box if a Member of a Group
(See Instructions)		(a) ☐
(b) ☒
3		SEC Use Only
4		Source of Funds (See Instructions) OO
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 0
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 0.0%
14		Type of Reporting Person (See Instructions) PN

CUSIP No. G4412G 10 1		Page 3 of 7 Pages
1		Name of Reporting Persons Whitney Strategic Partners V, L.P. I.R.S. Identification Nos. of above persons (entities only)
2		Check The Appropriate Box if a Member of a Group
(See Instructions)		(a) ☐
(b) ☒
3		SEC Use Only
4		Source of Funds (See Instructions) OO
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 0
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 0.0%
14		Type of Reporting Person (See Instructions) PN

CUSIP No. G4412G 10 1		Page 4 of 7 Pages
1		Name of Reporting Persons Whitney Equity Partners V, LLC I.R.S. Identification Nos. of above persons (entities only)
2		Check The Appropriate Box if a Member of a Group
(See Instructions)		(a) ☐
(b) ☒
3		SEC Use Only
4		Source of Funds (See Instructions) OO
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 0
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 0.0%
14		Type of Reporting Person (See Instructions) OO

Item 4. Purpose of Transaction

The disclosure in Item 4 of the Schedule 13D originally filed on February 2, 2007, as amended by Amendment No. 1 to the Schedule 13D filed on March 19, 2007, Amendment No. 2 to the Schedule 13D filed on March 20, 2007, Amendment No. 3 to the Schedule 13D filed on March 21, 2007, Amendment No. 4 to the Schedule 13D filed on March 26, 2007, Amendment No. 5 to the Schedule 13D filed on March 27, 2007, Amendment No. 6 to the Schedule 13D filed on March 30, 2007, Amendment No. 7 to the Schedule 13D filed on April 5, 2007, Amendment No. 8 to the Schedule 13D filed on April 9, 2007 and Amendment No. 9 to the Schedule 13D filed on April 19, 2007 (the “Schedule 13D”) is hereby amended by adding the paragraph below as a new paragraph after the tenth paragraph thereof as follows:

On May 3, 2007, (i) Whitney V and Whitney SP V made pro rata distributions of 17,548,096 and 146,142 Common Shares, respectively, representing all of their Common Shares, to their general partner, WEP V, and their respective limited partners, and (ii) WEP V made a pro rata distribution to its members of all of the Common Shares that it received from Whitney V and Whitney SP V. Private Debt Fund is pursuing the sale, in a transaction pursuant to Rule 144 under the Securities Act of 1933, as amended, or otherwise, and/or distribution of its 70,873 Common Shares.

Item 5. Interest in Securities of the Issuer

The disclosure in Item 5 of the Schedule 13D is hereby amended by (i) amending and restating the first paragraph of subsections (a) and (b) thereof in its entirety with the first paragraph below, (ii) deleting the ninth paragraph of subsections (a) and (b) thereof its entirety, (iii) amending and restating subsection (c) in its entirety with the second paragraph below and (iv) adding subsection (e) as set forth below:

(a) and (b) As a result of the events described in this Amendment No. 10, the Reporting Persons directly beneficially own, in the aggregate, a total of 1,354,041 Common Shares, or approximately 1.89 % of the outstanding Common Shares of the Issuer. The foregoing does not give effect to the receipt by certain of the Reporting Persons of Common Shares in the distributions described in Item 4. Because, following such distributions, the Reporting Persons own less than 5% of the outstanding Common Shares of the Issuer in the aggregate, the Reporting Persons are no longer obligated to file amendments to the Schedule 13D pursuant to Section 13(d) of the Act, and the rules thereunder, with respect to the Common Shares.

(c) Except as described in Item 4, the Reporting Persons have not effected any transactions in the Common Shares in the past 60 days.

(e) On May 3, 2007, the Reporting Persons ceased to be the beneficial owners of 5% or more of the outstanding Common Shares of the Issuer. Accordingly, this statement on Schedule 13D is hereby terminated, and this Amendment No. 10 constitutes the final amendment hereto.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of May 3, 2007

WHITNEY V, L.P. By: Whitney Equity Partners V, LLC, its General Partner
By:	/s/ Daniel J. O’Brien
Daniel J. O’Brien Managing Member

WHITNEY STRATEGIC PARTNERS V, L.P. By: Whitney Equity Partners V, LLC, its General Partner
By:	/s/ Daniel J. O’Brien
Daniel J. O’Brien Managing Member

WHITNEY PRIVATE DEBT FUND, L.P. By: Whitney Private Debt GP, L.L.C., its General Partner
By:	/s/ Daniel J. O’Brien
Daniel J. O’Brien Managing Member

WHITNEY EQUITY PARTNERS V, LLC
By:	/s/ Daniel J. O’Brien
Daniel J. O’Brien Managing Member

WHITNEY PRIVATE DEBT GP, L.L.C.
By:	/s/ Daniel J. O’Brien
Daniel J. O’Brien Managing Member

PRAIRIE FIRE CAPITAL, LLC
By:	/s/ Daniel J. O’Brien
Daniel J. O’Brien Manager

/s/ Peter M. Castleman Peter M. Castleman
/s/ Daniel J. O’Brien Daniel J. O'Brien
/s/ Michael R. Stone Michael R. Stone
THE MICHAEL AND KAREN STONE FAMILY FOUNDATION, INC.
By:	/s/ Michael R. Stone
Michael R. Stone Sole Director and President